SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________________

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2006

OR
[ ]	TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________to_______

Commission file number: 0-10967

A.	Full title of the plan and the address of the plan if different from that of the issuer named below
FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
First Midwest Bancorp, Inc. One Pierce Place Suite 1500, P. O. Box 459 Itasca, Illinois 60143-0459 Page 1 of 14 Pages Exhibit Index on Page 2

REQUIRED INFORMATION

Financial Statements

Items 1 - 3.
Omitted in accordance with Item 4.

Item 4.

The First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ('ERISA'). In accordance with item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

o	Report of Independent Registered Public Accounting Firm
o	Statements of Net Assets Available for Benefits
o	Statements of Changes in Net Assets Available for Benefits
o	Notes to Financial Statements
o	Supplemental Schedule

Exhibits
Sequentially Numbered Page

Certification	13
Consent of Ernst & Young LLP	14

FIRST MIDWEST BANCORP, INC.
SAVINGS AND PROFIT SHARING PLAN

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm)

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

FORM 11-K

Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	5

Financial Statements:
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8 - 11

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	12

Report of Independent Registered Public Accounting Firm

The Plan Administrator
First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of First Midwest Bancorp, Inc. Savings and Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                   ERNST & YOUNG LLP

Chicago, Illinois
June 18, 2007

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN Statements of Net Assets Available for Benefits December 31, 2006 and 2005
	2006	2005

ASSETS
Cash	$2,168,088	$1,938,807
Investments, at fair value	154,617,425	138,219,832
Accrued investment income	574,296	533,428

Net Assets available for benefits	$157,359,809	$140,692,067

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2006 and 2005
	2006	2005

Additions:
Investment Income:
Dividends	$2,450,634	$2,157,065
Interest	490,167	347,090
Net appreciation (realized and unrealized) in fair value of investments	12,886,171	2,015,191

Total investment income	15,826,972	4,519,346

Contributions:
Employer	4,482,590	4,202,106
Participants	9,590,726	5,150,467

Total contributions	14,073,316	9,352,573

Total additions	29,900,288	13,871,919

Reductions:
Benefits and distributions to participants	13,226,846	7,504,791
Other payments	5,700	4,400

Total reductions	13,232,546	7,509,191

Change in net assets available for benefits	16,667,742	6,362,728

Net Assets available for benefits, beginning of year	140,692,067	134,329,339

Net Assets available for benefits, end of year	$157,359,809	$140,692,067

See accompanying notes to financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1.  Description of the Plan

The following brief description of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan ("Plan") is provided for general information purposes. The Plan document provides more complete information about the Plan.

    Background

First Midwest Bancorp, Inc. ("Company") established the Plan effective December 31, 1984. The Plan is a defined-contribution benefit plan covering substantially all full-time and part-time Company employees meeting certain age and length-of-service criteria.

    Contributions and Benefit Payments

The Company's contributions to the Plan during 2006 and 2005 included a matching contribution of $2.00 for each $1.00 of the first 1% of eligible participant compensation and an annual discretionary contribution of up to an additional 15% of eligible participant compensation. Matching contributions are made quarterly to participants employed on the last day of the quarter. Discretionary contributions are made only to those employed on the last day of the Plan year. Company discretionary contributions are based upon performance of all subsidiaries and the overall consolidated performance of the Company. Participants are fully vested in Company matching contributions and participants become vested in Company discretionary contributions over a period of seven years.

Contributions by participants of up to 15% of eligible compensation are allowed on a tax-deferred basis under the provisions of Internal Revenue Code (the Code) Section 401(k), subject to certain limitations. Participant contributions (and earnings thereon) are fully vested.

Participants may direct their contributions as well as Company matching contributions and Company discretionary contributions to any of the investment options offered by the Plan, except the ESOP Fund. Employees may not direct contributions nor make transfers into the ESOP Fund. The Company may make discretionary contributions into the ESOP Fund. Participants may elect to transfer all or a portion of their ESOP Fund account balance to other investment options offered by the Plan. Participants may elect to have any cash dividends paid on the Company common stock held in the ESOP Fund paid in cash to the participant or reinvested in shares of Company common stock held in the ESOP Fund.

All funds in the Plan, except for the FMBI Stock Fund and ESOP Fund, are maintained in the Daily Valuation Fund ("Daily Fund"). The funds in the Plan are valued on a daily basis. Retirement Direct, LLC manages and maintains the record keeping for the Daily Fund. The Daily Fund enables participants to make changes to their account within the Plan on a daily basis (including the FMBI Stock Fund and ESOP Fund). The Daily Fund is held in the trust fund managed by First Midwest Bank ("Bank"). The Bank continues to manage the FMBI Stock Fund and ESOP Fund.

Company contributions are reduced by any forfeitures during the year.

Participants are entitled to receive the entire balance in their Plan accounts upon retirement, termination of employment, total disability or death, subject to the Plan's vesting provisions.

Distributions of Daily Fund account balances are made in a single lump sum payment of cash only. Participants may elect to receive "in-kind" distributions of shares held in the FMBI Stock Fund and ESOP Fund. For terminated participants, the Plan requires automatic rollover (into an Individual Retirement Account at the Bank) of account balances between $1,000 and $5,000, or payment to the participant for balances less than $1,000, where the participant has not elected a final distribution by 31 days after termination of participation.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

    Investment of Plan Assets

A trust fund was established for the purpose of holding and investing Plan assets in accordance with the terms of the Trust Agreement between the Company and the Trustee, First Midwest Bank, ("Trustee"), a subsidiary of the Company and a party-in-interest.

    Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 0-60 months. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

2.  Summary of Significant Accounting Policies

    Basis of Presentation

The accompanying financial statements are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

    Investment Valuation and Income Recognition

Investments are reported at fair value, which, except for common trust funds, short-term investments and loans to participants, is determined using quoted market prices. Common trust funds are valued based on redemption value. Short-term investments and loans to participants are reported at cost and unpaid principal balance, respectively, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis and are accounted for using the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized and unrealized investment gains and losses.

    Administrative Expense

Administrative expenses of the Plan are paid from the trust fund, to the extent they are not paid by the Company. Administrative expenses relating to participant loans totaling $5,700 and $4,400 were paid by the Plan's loan account for the years ended December 31, 2006 and 2005, respectively.

    Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

3. Investments

During 2006 and 2005, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value by:
	Net Appreciation (Depreciation) in Fair Value During the Year Ended December 31,

	2006	2005

Fair value as determined by quoted market price:
Common stocks	$5,748,734	$(2,611,727)
Mutual funds	2,968,775	1,763,211
Common trust funds	4,168,662	2,863,707

	$12,886,171	$2,015,191

Dividends received by the Plan on First Midwest common stock during 2006 and 2005 amounted to $1,979,867 and $1,816,642, respectively. Net appreciation on First Midwest Common Trust Funds amounted to $4,168,662 and $2,863,707 for the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006 and 2005, the Plan held the following investments that comprised 5% or more of the Plan's net assets:
	Fair Value at December 31,

	2006	2005

First Midwest Bancorp, Inc. Common Stock:
(1,793,103 shares at December 31, 2006 and 1,832,313 shares at December 31, 2005)	$67,990,080	$62,551,027
First Midwest Employee Benefit Large Cap Equity Fund:
(1,062,770 units at December 31, 2006 and 1,064,507 units at December 31, 2005)	$31,627,944	$28,029,721
First Midwest Employee Benefit Fixed Income Fund:
(594,625 units at December 31, 2006 and 598,603 units at December 31, 2005)	$11,597,846	$11,239,993
Goldman Sachs Financial Square Prime #462	$9,998,763	$9,916,355

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements (continued)

4. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service, dated January 14, 2003, stating that the Plan is qualified under the Code, as amended and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

5. Bank Calumet Acquisition

On March 31, 2006, the Company acquired Bank Calumet, Inc. ("Bank Calumet"). Bank Calumet maintained a profit sharing plan ("Bank Calumet Plan") for the benefit of eligible employees. The eligibility requirements of the Bank Calumet Plan were the same as under the Plan. Thus eligible employees under the Bank Calumet Plan were able to participate immediately in the Plan. Other employees were subject to the eligibility requirements of the Plan.

6. Plan Amendment

The Plan was amended in 2006 to permit participants to make contributions to the Plan prior to being eligible to receive matching or discretionary contributions from the Company. These contributions, and the earnings thereon, are fully vested.

7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, participants become fully vested in Company contributions.

8. Reconciliation to Form 5500

The financial information provided in the Plan's Form 5500 includes an accrual for benefit amounts that participants have elected to withdraw from the Plan, and have been approved and processed, but have not been paid as of the Plan year end. This amount was $165,454 for 2006 and $2,234,888 for 2005. In accordance with U.S. generally accepted accounting principles, this liability is not recognized in the accompanying financial statements.

FIRST MIDWEST BANCORP, INC. SAVINGS AND PROFIT SHARING PLAN (Plan 002: 36-3161078) Schedule H, Line 4i - Schedule of Assets (Held At End of Year) December 31, 2006
		c. Description

a. (Note)	b. Identity of Issue	Maturity Date	Interest Rate	Par Value/ Number of Shares	d. Cost	e. Current Value

SHORT-TERM INVESTMENT
	Short-Term Investment Fund:
	Goldman Sachs Financial Square Prime Fund #462		5.21%		$9,998,763	$9,998,763

COMMON STOCK
*	First Midwest Bancorp, Inc.			1,793,103	23,490,686	67,990,080

COMMON TRUST FUNDS
*	First Midwest Employee Benefit Large Cap Equity Fund			1,062,770	21,654,978	31,627,944

*	First Midwest Employee Benefit Fixed Income Fund			594,625	9,877,122	11,597,846

*	First Midwest Employee Benefit Mid Cap Equity Fund			116,029	1,953,343	2,184,892

*	First Midwest Employee Benefit Small Cap Equity Fund			17,945	242,903	246,346

					33,728,346	45,657,028

MUTUAL FUNDS
	Vanguard Total Index Admiral Fund			157,316	4,362,979	5,362,896

	Vanguard Small Cap Admiral Fund			115,868	2,925,970	3,781,922

	Fidelity Advisor Diversified International Fund			301,772	5,929,815	6,973,959

	Pimco Low Duration II Fund			93,009	901,122	887,305

	Pimco High Yield Inst Fund			155,008	1,495,553	1,533,029

	Columbia Acorn Fund			151,460	4,124,586	4,499,870

	Vanguard Index Mid Cap Stock Investors Fund			255,527	4,121,160	5,054,328

	Vanguard Portfolio 36 - GNMA			102,771	1,060,291	1,049,295

					24,921,476	29,142,604

LOANS TO PARTICIPANTS
	Participants Loans	Various	7% - 11%		-	1,828,950

					$92,139,271	$154,617,425

	NOTE: An asterisk in column a. denotes an investment in an entity, which is a "party-in-interest" as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the First Midwest Bancorp, Inc. Savings and Profit Sharing Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 18, 2007	First Midwest Bancorp, Inc. SAVINGS AND PROFIT SHARING PLAN /s/ Paul F. Clemens Paul F. Clemens Principal Financial and Accounting Officer of First Midwest Bancorp, Inc.